Exhibit 99.1

 Renren Announces Appointment of Acting Chief Financial Officer and Change

in Board of Directors

BEIJING, China—June 16, 2020—Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), which operates a leading premium used auto business in China through its subsidiary Kaixin Auto Holdings (NASDAQ: KXIN) (“Kaixin”) as well as several U.S.-based SaaS businesses, today announced that Ms. Yi Yang has been appointed as acting Chief Financial Officer, effective on June 16, 2020. Mr. Stephen Tappin has resigned from the Company’s Board of Directors, effective on June 16, 2020. Mr. Tappin resigned for personal reasons and not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Ms.Yang joined Renren’s subsidiary Kaixin in August 2019 as Chief Financial Officer. Prior to joining Kaixin, Ms. Yang served as strategic investment director for Jomoo, a leading manufacturer and supplier of home products, such as kitchen and bathroom units, in China. Prior to that, she was chief financial officer at Wellong Etown, an internet-based logistics company. Ms. Yang has also worked at the Bank of New York Mellon as vice president and controller, where she formulated strategic financial plans, participated in asset restructurings, and worked on numerous large domestic and cross-border M&A transactions. Ms. Yang received a master’s degree in Computer Science from Saint Joseph’s University in the U.S. She is a certified public accountant, and a member of American Institute of Certified Public Accountants (AICPA).

“On behalf of the Board of Directors, I would like to express my gratitude to Mr. Tappin for his time, dedication and valuable contribution to Renren over the years,” said Renren’s Chairman and Chief Executive Officer, Mr. Joseph Chen. “We are pleased to have named Ms. Yang as our acting Chief Financial Officer as her proven strength and experience regarding our financial operations will ensure a smooth transition.”

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading premium used auto business in China through its subsidiary Kaixin Auto Holdings (NASDAQ: KXIN) as well as several US-based SaaS business. Renren’s ADSs, each currently representing forty-five (45) Class A ordinary shares of the Company, are traded on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in our annual report on Form 20-F, the 6-K referred to above and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Investor Relations

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com